

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-Mail
Mr. Chee Jiong Ng
Chief Financial Officer
China Xiniya Fashion Limited
4th Floor, 33 Wang Hai Road
Xiamen Software Park Phase II
Xiamen, Fujian Province 361000
People's Republic of China

> **Re:** **China Xiniya Fashion Limited**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 3, 2013**
> **File No. 001-34958**

Dear Mr. Ng:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining